Exhibit 99.1

Rail Vision Signs Exclusive Agreement with Leading Indian Rail Supplier to Penetrate the Indian Rail Market

Collaboration targets inclusion in major rail safety tenders, aiming for thousands of locomotives in India to be outfitted with state-of-the-art technologies

Ra’anana, Israel, January 7, 2025 — Rail Vision Ltd. (Nasdaq: RVSN) (the “Company”), a technology company at the forefront of revolutionizing railway safety and the data-related market, announced today the signing of a binding Memorandum of Understanding (MOU) with Sujan Ventures, a division of the esteemed Sujan Group, a premier technology and components supplier to the Indian rail industry. Indian Railways, which operates India’s national railway system, boasts one of the largest rail networks in the world, with approximately 15,000 locomotives.

Under the terms of the binding MOU, Sujan Ventures will lead local efforts to introduce Rail Vision’s advanced safety systems to the Indian market. As an initial step, Rail Vision will conduct a short trial of its systems at the customer’s facilities to demonstrate their capabilities. Following satisfaction and approval of Sujan Venture’s customers, the parties intend to proceed with a definitive agreement to advance their collaboration.

Sujan Ventures shall make an initial upfront payment to the Company and will make additional payments upon the completion of certain milestones. In addition, during the term of the MOU, Sujan Ventures shall have the exclusive right to negotiate and enter an agreement to distribute the Company’s solutions in India.

This collaboration aims to position Rail Vision’s innovative technologies for inclusion in future tenders and ongoing projects to enhance rail safety by equipping locomotives with advanced systems for accident avoidance, particularly in adverse weather conditions.

These tenders will require thousands of locomotives in India to be outfitted with state-of-the-art technologies to significantly reduce accidents and casualties, creating a substantial market opportunity for Rail Vision.

Brijesh Sujan, Chief Executive Officer of Sujan Ventures commented, “We at Sujan Ventures are excited to collaborate with Rail Vision to enhance rail safety and efficiency in one of the world’s largest railway networks. With our partnership, we are proud to support Rail Vision’s solutions to become fully compliant with ‘Make in India’ initiatives, which will empower Indian Railways to deploy advanced, locally-sourced safety systems without compromising on global standards. Through our ‘HUSE – Help Us Save Earth’ initiative, we also support sustainability, ensuring safer, more efficient, and eco-friendly rail travel for millions.”

Shahar Hania, Chief Executive Officer of Rail Vision, added, “The opportunity to penetrate the vast and dynamic Indian rail market with our safety systems is truly exciting. We believe that a successful collaboration with Sujan Ventures and a strong presence in India could elevate Rail Vision to a new level in the rail safety and technology market. We are eager to bring our innovative solutions to one of the world’s largest railway industries, contributing to safer and more efficient rail operations.”

About Rail Vision Ltd.

Rail Vision is a technology company that is seeking to revolutionize railway safety and the data-related market. The Company has developed cutting-edge, artificial intelligence-based, industry-leading technology specifically designed for railways. The Company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the parties intention to proceed with a definitive agreement to advance their collaboration, the Company’s entry into the Indian market, including the substantial market opportunity for the Company, the Company’s receipt of additional milestone payments under the MOU, how this collaboration aims to position Rail Vision’s innovative technologies for inclusion in future tenders and ongoing projects to enhance rail safety by equipping locomotives with advanced systems for accident avoidance, particularly in adverse weather conditions and its belief that a successful collaboration with Sujan Ventures and a strong presence in India could elevate Rail Vision to a new level in the rail safety and technology market. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 28, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Investor Relations

Michal Efraty

investors@railvision.io